SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Spirit of Texas Bancshares, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

84861D103

(CUSIP Number)

Steven Gregory Kidd

2160 Fawnwood Drive

Plano, Texas 75093

(903) 570-5623

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84861D103

1	NAME OF REPORTING PERSONS Steven Gregory Kidd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 515,970
	8	SHARED VOTING POWER 1,535,310(*)
	9	SOLE DISPOSITIVE POWER 515,970
	10	SHARED DISPOSITIVE POWER 1,535,310(*)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,051,280
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(**)
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Includes 1,061,340 shares of common stock of Spirit of Texas Bancshares, Inc. (the “Issuer”), no par value (the “Common Stock”), held by The Greg Kidd 2010 SOTB Trust and 473,970 shares of Common Stock held by The Greg Kidd SOTB Inheritance Trust – A, for which Mr. Kidd serves as sole trustee.

**	Based on 17,290,133 shares of Common Stock outstanding as of October 26, 2020 as reported on Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020.

CUSIP No. 84861D103

1	NAME OF REPORTING PERSONS The Greg Kidd 2010 SOTB Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,061,340(*)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,061,340(*)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(**)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Steven Gregory Kidd is the sole trustee of The Greg Kidd 2010 SOTB Trust and in such capacity has the right to vote and dispose of the securities held by such trust.
**	Based on 17,290,133 shares of Common Stock outstanding as of October 26, 2020 as reported on Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020.

CUSIP No. 84861D103

1	NAME OF REPORTING PERSONS The Greg Kidd SOTB Inheritance Trust - A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 473,970(*)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 473,970(*)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,970
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(**)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Steven Gregory Kidd is the sole trustee of The Greg Kidd SOTB Inheritance Trust - A and in such capacity has the right to vote and dispose of the securities held by such trust.
**	Based on 17,290,133 shares of Common Stock outstanding as of October 26, 2020 as reported on Issuer’s Quarterly Report on Form 10-Q filed on October 30, 2020.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, no par value per share (the “Common Stock”), of Spirit of Texas Bancshares, Inc., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1836 Spirit of Texas Way, Conroe, Texas 77301.

Item 2. Identity and Background

(a)    This Schedule 13D is being filed by or on behalf of Steven Gregory Kidd (“Kidd”), The Greg Kidd 2010 SOTB Trust (the “2010 Trust”) and The Greg Kidd SOTB Inheritance Trust – A (the “Inheritance Trust” and together with Kidd and the 2010 Trust, the “Reporting Persons”).

(b)    The address for each of the Reporting Persons is 2160 Fawnwood Drive, Plano, Texas 75093.

(c)    Mr. Kidd is retired, but serves as a director of the Issuer and its subsidiary bank, Spirit of Texas Bank SSB (the “Bank”), and as the trustee for the 2010 Trust and Inheritance Trust. The principal business of the 2010 Trust is to invest the assets of the 2010 Trust for the benefit of the beneficiaries of the 2010 Trust. The principal business of the Inheritance Trust is to invest the assets of the Inheritance Trust for the benefit of the beneficiaries of the Inheritance Trust.

(d), (e)    During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Kidd is a citizen of the United States. The 2010 Trust and the Inheritance Trust are formed under the laws of the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration

On December 14, 2020, the Reporting Persons, as partners of Kidd Partners, Ltd. (“KPL”), acquired the shares of Common Stock in the amounts reported herein pursuant to a pro rata distribution of the Common Stock held by KPL, for no consideration, in connection with KPL’s anticipated dissolution.

Item 4. Purpose of the Transaction

(a)	Please see Item 3 above and Item 5 below.

(f)	KPL is the top tier bank holding company for the Bank. Effective upon the dissolution of KPL, KPL will cease to exist and the Issuer will be the only bank holding company with respect to the Bank.

Except as described above in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, however, to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their sole discretion.

4

Item 5. Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own an aggregate of 2,051,280 shares of Common Stock, or 11.9% of the outstanding shares of Common Stock, which consists of:

(i)	515,970 shares of Common Stock, or 3.0% of the outstanding shares of Common Stock, held by Mr. Kidd individually for which he has sole voting power and sole dispositive power.

(ii)

1,061,340 shares of Common Stock, or 6.1% of the outstanding shares of Common Stock, held for the account of the 2010 Trust. Mr. Kidd is the sole trustee of the 2010 Trust and has sole voting power and sole dispositive power over the shares of Common Stock held by the 2010 Trust.

(iii)

473,970 shares of Common Stock, or 2.7% of the outstanding shares of Common Stock, held for the account of the Inheritance Trust. Mr. Kidd is the sole trustee of the Inheritance Trust and has sole voting power and sole dispositive power over the shares of Common Stock held by the Inheritance Trust.

(c) Except as otherwise set forth in Item 3 above, the Reporting Persons have not effected any transactions in shares of the Issuer’s shares of Common Stock during the last 60 days.

(d) Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Item 5.

(e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 15, 2020, the Reporting Persons entered into a Joint Filing Agreement, pursuant to which the Reporting Persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated December 15, 2020, by and among Steven Gregory Kidd, the 2010 Trust and the Inheritance Trust

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2020

By:	/s/ Steven Gregory Kidd
Name: Steven Gregory Kidd

THE GREG KIDD 2010 SOTB TRUST

By:	/s/ Steven Gregory Kidd
Name: Steven Gregory Kidd, Trustee

THE GREG KIDD SOTB INHERITANCE TRUST - A

By:	/s/ Steven Gregory Kidd
Name: Steven Gregory Kidd, Trustee